February 8, 2008

Attention: Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street. N.E.

Washington, D.C. 20549-7010

Re:	Polo Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed May 30, 2007
File No. 001-13057

Dear Mr. Reynolds:

We are writing in response to the comment contained in the Securities and Exchange Commission’s (the “SEC”) letter addressed to Mr. Ralph Lauren, Chairman and CEO of Polo Ralph Lauren Corporation (the “Company”) dated January 14, 2008 (the “Comment Letter”) regarding the above referenced filing. The SEC’s comment and the Company’s related response are set forth below. Pursuant to the Company’s conversation with Ms. Cathey Baker of your office on January 29, 2008 and its acknowledgement letter faxed to Ms. Baker’s attention on January 31, 2008, the Company is responding prior to the SEC’s extended response deadline of February 12, 2008.

SEC Comment

Schedule 14A

Executive Compensation Policy, page 20

1. While you list the performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation and long-term incentive compensation. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

February 8, 2008

Company Response

1. In future filings the Company will disclose the specific performance targets used to determine each element of our named executive officers' annual and long-term incentive compensation earned and paid out for the last completed fiscal year that is material to such officers' total compensation, unless those targets change from the type of specific targets used in 2007 and disclosure thereof would result in competitive harm to the Company such that it may omit this information under Instruction 4 to Item 402(b) of Regulation S-K.  In such case, the Company will disclose how difficult it would be for the named executive officer, or how likely it will be for the Company, to achieve the undisclosed specific performance target levels, providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to the Company.

For fiscal 2007, such disclosure would have included:  (i) the specific financial goal performance measure applicable to awards under the Company's Executive Officer Annual Incentive Plan (to the extent that certain named executive officers may have bonuses increased or decreased by 10% based upon achievement of specific strategic financial goals, such amount is not material to their total compensation, and in future filings the Company will continue to describe the basic nature of such goals), (ii) the specific annual corporate performance target applicable to Pro-Rata Restricted Performance Share Units that were eligible to vest after the end of fiscal 2007, and (iii) the specific cumulative corporate performance target applicable to 2005 grants of Cliff Restricted Performance Share Units that were eligible to vest after the end of fiscal 2007.  With respect to Cliff Restricted Performance Share Units, which are granted each year and vest based on meeting a cumulative corporate performance target  for the fiscal year of grant and two succeeding fiscal years, compensation cannot be earned until the completion of a three-year performance period and the cumulative corporate performance target is not material to an understanding of the named executive officers' compensation other than in the year such units would vest subject to the achievement of applicable performance targets.

In addition, as requested, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If the staff of the SEC wishes to discuss the Company’s response to the Comment Letter, please call me at (212) 705-8325.

Sincerely,

/s/  Jonathan D. Drucker

Jonathan D. Drucker

Senior Vice President and General Counsel

Cc:	Ralph Lauren, Polo Ralph Lauren
Roger Farah, Polo Ralph Lauren
Tracey Travis, Polo Ralph Lauren
Mitchell Kosh, Polo Ralph Lauren